DAVIS & company LLP LEGAL ADVISORS since 1892

RECEIVED 2005 JUL 26 P 12:

from the office of: Donna L. Ornstein
direct tel: 604.643.6478
direct fax: 604.605.3768
dornstein@davis.ca

July 19, 2005

file number: 50277-00001

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, DC 20549



SUPPL

Dear Sirs:

Re: GGL Diamond Corp. - Exemption No. 82-1209

We are solicitors for GGL Diamond Corp. (the "Company") which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Revised List required by Rule 12(g)3-2(b)(1)(i). This List has been updated to incorporate the filings required by the new National Instrument 51-102, Continuous Disclosure Obligations, and the adoption of Multilateral Instrument 54-101, Shareholder Communications in place of National Policy 41;

2. Index corresponding to the List required in No. 1 above; and

3. copies of documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,

DAVIS & COMPANY LLP

Per: Donna L. Ornstein

Donna L. Ornstein
Legal Assistant

PROCESSED
JUL 28 2005
THOMSON FINANCIAL

DLO/jss

DAVIS & COMPANY LLP 2800 Park Place, 666 Burrard Street, Vancouver, BC Canada V6C 2Z7
www.davis.ca VANCOUVER TORONTO MONTRÉAL CALGARY EDMONTON WHITEHORSE YELLOWKNIFE TOKYO

I:\Securities\ReidCo\Public\50277\USSEC\2005\July 19-SEC.doc

Exemption No. 82-1209

July 18, 2005

GGL DIAMOND CORP.
(the "Company")

List Required by Rule 12(g)3-2(b)(1)(i)
(Obligation to file information sent to shareholders or which has been made public)

1. Material filed with the British Columbia Registrar of Companies as required by the Business Corporations Act (British Columbia) and regulations thereunder ("BC") and with the Registrar of Corporations as required to maintain the Company's extra-provincial registration in the Northwest Territories under the Business Corporations Act and regulations thereunder ("NWT")

Document Name or Information			**When Required**
(a)	Incorporation Documents		
	(i)	BC	Upon incorporation
(b)	Extra-provincial Registration		
	(i)	NWT	To effect registration
(c)	Annual Reports		
	(i)	BC	BC - Within 60 days after anniversary of incorporation
	(ii)	NWT	End of the month following the month of incorporation
(d)	Notices Filed with Registrar of Companies		
	(i)	BC	BC - Notice of Directors, Notice of Change in Registered or Records Office to be filed within 14 days of change

Document Name or Information			When Required
	(ii)	NWT	NWT - Notice of Directors, Notice of Change in Head Office or Notice of Change of Attorney in NWT to be filed within 14 days of change
(e)	Special Resolution		
	(i)	BC	Following the passing of a special resolution by the shareholders of the Company to adopt a Notice of Articles or to amend the same
	(ii)	NWT	Following the effective date of the filing of the Notice of Articles or amendment thereto in BC, a certified copy thereof is to be filed in NWT within one month

2. Materials filed with the Securities Commissions of British Columbia and Alberta (the "Securities Commissions") under the Securities Act (British Columbia) and the Securities Act (Alberta), the regulations under such acts, National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), Multilateral Instrument 54-101, Shareholder Communications ("MI 54-101") and Multilateral Instrument 45-102, Resale of Securities ("MI 45-102")

	Document Name or Information	When Required
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	Within 120 days of Company's fiscal year end of November 30 in each year and not less than 25 days prior to the date of each annual meeting
(b)	Annual Information Form (not mandatory)	Within 120 days of end of the Company's fiscal year, if applicable
(c)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Within 60 days of each of the interim quarters ended February 28/29, May 31 and August 31 in each year
(d)	News Releases	Promptly upon material changes

	Document Name or Information	When Required
(e)	Form 51-102F3, Material Change Report	Within 10 days after each material change
(f)	Notice of Meeting and Record Dates of shareholders' meeting	At least 25 days before the record date for a shareholders meeting
(g)	Notice of shareholders' meeting, Proxy and Information Circular	At least 25 days prior to shareholders meeting
(h)	Report of Exempt Distribution	Within 10 days of distribution
(i)	Notice of Change in Year End by more than 14 Days	Not later than the earlier of: (a) the filing deadline, based upon the Company's old financial year end, for the next financial statements required to be filed, either annual or interim, whichever comes first; (b) the filing deadline, based on the Company's new financial year end, for the next financial statements required to be filed, either annual or interim, whichever comes first
(j)	Notice of Change in Corporate Structure	As soon as practicable after closing of a transaction that changes the corporate structure (e.g. amalgamation, merger, arrangement)
(k)	Notice of Change of Auditors	Within 30 days after the date of termination or resignation of the auditors
(l)	Business Acquisition Report under NI 51-102	Within 75 days after completion of the date of a significant acquisition
(m)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed	As soon as practicable after the earlier of: (a) the date on which the Company sends the material to its securityholders; (b) the date on which it files or furnishes the material to the SEC
(n)	Notice of Change of Status Report	Promptly after the occurrence of the reporting issuer becoming a venture issuer or the reporting issuer ceasing to be a venture issuer

Document Name or Information		When Required
(q)	Amendment to Prospectus	Within 10 days after a material change occurs in the affairs of the Company, so long as the Company's distribution of securities under the prospectus has not been completed
(r)	Takeover Bid Circular	Upon the commencement of a non-exempt takeover bid of an offeree issuer by the Company
(s)	Notice of Change or Variation to Takeover Bid Circular	Concurrently with delivery of the notice to holders of securities of the offeree issuer
(t)	Issuer Bid Circular	Upon commencement of an issuer bid by the Company
(u)	Notice of Change or Variation to Issuer Bid Circular	Concurrently with delivery of the notice to holders of securities of the offeree issuer
(v)	Initial Acquisition Report	Within 2 business days of the Company acquiring 10% or more of the outstanding securities of a reporting issuer in the province of BC
(w)	Subsequent Acquisition Reports	Within 2 business days of the Company acquiring an additional 2% (over the threshold 10%) of the securities of a reporting issuer in the province of BC
(x)	Notice of Intention to Sell by a Control Person	At least 7 days and not more than 14 days before the initial trade of shares specified in the notice (applicable only after the Company becomes a control person of a reporting issuer in the province), where the Company wishes to sell securities of a reporting issuer in the province using certain prospectus and registration exemptions

3. **Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies)**

Document Name or Information		When Required
(a)	Exchange Filing Statement	When requested by the Exchange

Document Name or Information		When Required
(b)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	Within 120 days of Company's fiscal year end of November 30 in each year and not less than 25 days prior to the date of each annual meeting
(c)	Annual Information Form (not mandatory)	Within 120 days of end of the Company's fiscal year, if applicable
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Within 60 days of each of the interim quarters ended February 28/29, May 31 and August 31 in each year
(e)	News Releases	Promptly upon material changes
(f)	Form 51-102F3, Material Change Report	Within 10 days after each material change
(g)	Notice of Meeting and Record Dates of shareholders' meeting	At least 25 days before the record date for a shareholders meeting
(h)	Notice of shareholders' meeting, Proxy and Information Circular	At least 25 days prior to shareholders meeting
(i)	Prospectus	Prior to Company making a public distribution of its securities
(j)	Amendment to Prospectus	Within 10 days after a material change occurs in the affairs of the Company, so long as the Company's distribution of securities under the prospectus has not been completed
(k)	Takeover Bid Circular	Upon the commencement of a non-exempt takeover bid of an offeree issuer by the Company
(l)	Notice of Change or Variation to Takeover Bid Circular	Concurrently with delivery of the notice to holders of securities of the offeree issuer
(m)	Issuer Bid Circular	Upon commencement of an issuer bid by the Company
(n)	Notice of Change or Variation to Issuer Bid Circular	Concurrently with delivery of the notice to holders of securities of the offeree issuer
(o)	Initial Acquisition Report	Within 2 business days of the Company acquiring 10% or more of the outstanding

Document Name or Information		When Required
		securities of a reporting issuer in the province of BC
(p)	Subsequent Acquisition Reports	Within 2 business days of the Company acquiring an additional 2% (over the threshold 10%) of the securities of a reporting issuer in the province of BC
(q)	Notice of Intention to Sell by a Control Person	At least 7 days and not more than 14 days before the initial trade of shares specified in the notice (applicable only after the Company becomes a control person of a reporting issuer in the province), where the Company wishes to sell securities of a reporting issuer in the province using certain prospectus and registration exemptions
(r)	Notice of Dividends	At least 7 trading days notice to be given to the Exchange in advance of the dividend record date
(s)	Notice of Market Making Activities - Form 3C, Declaration of Certified Filing Promotional Investor Relations and Market Making Activities	Filed with the Exchange at least 30 days after entering into the transaction. Acceptance must be obtained from the Exchange after which the Exchange make the Form 3C public.
(t)	Notice of Proposed Private Placement – Exchange Form 4B, Private Placement Notice Form	Filed with the Exchange prior to closing the proposed private placement. Acceptance must be obtained from the Exchange after which the Exchange then makes the Form 4B public
(u)	Notice of Grant Stock Options - Exchange Form 4G - Summary Form Incentive Stock Options	Filed with the Exchange on a monthly basis, immediately following each month end in which stock options are granted
(v)	Notice of Expedited Acquisition - Exchange Form 5B, Expedited Acquisition Filing	Filed with the Exchange at least 30 days after entering into the transaction. Acceptance must be obtained from the Exchange after which the Exchange then makes the Form 5B public
(w)	Notice of Proposed Minor or Major Transaction – Exchange Form	Filed with the Exchange at least 30 days after entering into the transaction. Acceptance

Document Name or Information	When Required
5C,Transaction Summary Form	must be obtained from the Exchange after which the Exchange then makes the Form 5C public

4. Materials distributed to security holders as required by the Business Corporations Act (BC) and regulations thereunder, the Securities Act (British Columbia) and the Securities Act (Alberta) and regulations thereunder, NI 54-101 and the rules and policies of the Exchange

	Document Name or Information	When Required
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis)	Not less than 21 days before each annual shareholders' meeting and in any event not later than 15 months after the last annual meeting, but only to those shareholders who have requested copies.
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Within 60 days after the end of each interim quarter, but only to those shareholders who have requested copies
(c)	Notice of shareholders' meeting, Proxy and Information Circular	At least 25 days prior to shareholders' meeting
(d)	Prospectus	No later than midnight on the second business day after the prospective security holders enter into a subscription agreement to purchase securities of the Company pursuant to the prospectus
(e)	Amendment to Prospectus	No later than midnight on the second business day after the prospective security holder enters into a subscription agreement to purchase securities of the Company pursuant to an amended prospectus. Note: an amendment to a prospectus need not be delivered to a security holder who has signed a subscription agreement prior to the filing of an amendment by the Company with the Commissions
(f)	Issuer Bid Circular	Upon commencement of an issuer bid by the Company
(g)	Notice of Change or Variation to Issuer Bid Circular	Immediately upon an event occurring requiring such a notice to be given. Note:

Document Name or Information	When Required
	notice need not be sent to security holders who have tendered securities which the Company has taken up.

Exemption No. 82-1209

July 18, 2005

GGL DIAMOND CORP.
(the "Company")

Index

1. Material filed with the British Columbia Registrar of Companies as required by the Business Corporations Act (British Columbia) and regulations thereunder ("BC") and with the Registrar of Corporations as required to maintain the Company's extra-provincial registration in the Northwest Territories under the Business Corporations Act and regulations thereunder ("NWT")

Document Name or Information			**Documents Filed**
(a)	Incorporation Documents		
	(i)	BC	Not Applicable
(b)	Extra-provincial Registration		
	(i)	NWT	Not Applicable
(c)	Annual Reports		
	(i)	BC	Not Applicable
	(ii)	NWT	NWT - Form 27 June 29, 2005
(d)	Notices Filed with Registrar of Companies		
	(i)	BC	Not Applicable
	(ii)	NWT	NWT - Notice of Directors Form 23 - May 25, 2005
(e)	Special Resolution		
	(i)	BC	Not Applicable
	(ii)	NWT	Not Applicable

2. Materials filed with the Securities Commissions of British Columbia and Alberta (the "Securities Commissions") under the Securities Act (British Columbia) and the Securities Act (Alberta), the regulations under such acts, National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), Multilateral Instrument 54-101, Shareholder Communications ("MI 54-101") and Multilateral Instrument 45-102, Resale of Securities ("MI 45-102")

	Document Name or Information	Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	Not Applicable
(b)	Annual Information Form (not mandatory)	Not Applicable
(c)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Not Applicable
(d)	News Releases	June 29, 2005 June 29, 2005
(e)	Form 51-102F3, Material Change Report	Not Applicable
(f)	Notice of Meeting and Record Dates of shareholders' meeting	Not Applicable
(g)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable
(h)	Report of Exempt Distribution	Not Applicable
(i)	Notice of Change in Year End by more than 14 Days	Not Applicable
(j)	Notice of Change in Corporate Structure	Not Applicable
(k)	Notice of Change of Auditors	Not Applicable
(l)	Business Acquisition Report under NI 51-102	Not Applicable
(m)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed	Not Applicable
(n)	Notice of Change of Status Report	Not Applicable
(o)	Filing of documents Affecting the Rights of Securityholders including: (a) charter documents	Not Applicable

Document Name or Information		Documents Filed
	(b) securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company	
	(c) any securityholder rights plans or similar plans	
	(d) any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally	
	(e) copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, unless an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.	
(p)	Prospectus	Not Applicable
(q)	Amendment to Prospectus	Not Applicable
(r)	Takeover Bid Circular	Not Applicable
(s)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(t)	Issuer Bid Circular	Not Applicable
(u)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(v)	Initial Acquisition Report	Not Applicable
(w)	Subsequent Acquisition Reports	Not Applicable
(x)	Notice of Intention to Sell by a Control Person	Not Applicable

3. **Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies)**

Document Name or Information		Documents Filed
(a)	Exchange Filing Statement	Not Applicable
(b)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	Not Applicable
(c)	Annual Information Form (not mandatory)	Not Applicable
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Not Applicable
(e)	News Releases	June 29, 2005 June 29, 2005
(f)	Form 51-102F3, Material Change Report	Not Applicable
(g)	Notice of Meeting and Record Dates of shareholders' meeting	Not Applicable
(h)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable
(i)	Prospectus	Not Applicable
(j)	Amendment to Prospectus	Not Applicable
(k)	Takeover Bid Circular	Not Applicable
(l)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(m)	Issuer Bid Circular	Not Applicable
(n)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(o)	Initial Acquisition Report	Not Applicable
(p)	Subsequent Acquisition Reports	Not Applicable
(q)	Notice of Intention to Sell by a Control Person	Not applicable
(r)	Notice of Dividends	Not Applicable
(s)	Notice of Market Making Activities - Form 3C, Declaration of Certified Filing Promotional Investor Relations and Market	Not Applicable

	Document Name or Information	Documents Filed
	Making Activities	
(t)	Notice of Proposed Private Placement – Exchange Form 4B, Private Placement Notice Form	Not Applicable
(u)	Notice of Grant Stock Options - Exchange Form 4G - Summary Form Incentive Stock Options	June 30, 2005
(v)	Notice of Expedited Acquisition - Exchange Form 5B, Expedited Acquisition Filing	Not Applicable
(w)	Notice of Proposed Minor or Major Transaction – Exchange Form 5C,Transaction Summary Form	Not Applicable

4. Materials distributed to security holders as required by the Business Corporations Act (BC) and regulations thereunder, the Securities Act (British Columbia) and the Securities Act (Alberta) and regulations thereunder, NI 54-101 and the rules and policies of the Exchange

	Document Name or Information	Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis)	Not Applicable
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Not Applicable
(c)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable
(d)	Prospectus	Not Applicable
(e)	Amendment to Prospectus	Not Applicable
(f)	Issuer Bid Circular	Not Applicable
(g)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable

Exemption NO. 82-1209


Northwest Territories

FORM 27
BUSINESS CORPORATIONS ACT
ANNUAL RETURN EXTRA-TERRITORIAL CORPORATION

FORMULE 27
LOI SUR LES SOCIÉTÉS PAR ACTIONS
RAPPORT ANNUEL D'UNE SOCIÉTÉ EXTRATERRITORIALE

FILED - DÉPÔT
No.: ET 5068
Date: June 29, 05
[signature]
DEPUTY/REGISTRAR OF CORPORATIONS REGISTRAIRE OU REGISTRAIRE ADJOINT DES SOCIÉTÉS

1) Name of corporation — Dénomination sociale de la société

GGL DIAMOND CORP.

2) This return contains information current to and including — Le présent rapport contient les renseignments les plus récents en date du

MONTH AND DAY OF INCORPORATION OR AMALGAMATION — MM DD/J: 05 25 — MOIS ET JOUR DE CONSTITUTION OU DE FUSION

THE YEAR FOR WHICH THIS RETURN IS APPLICABLE — YYYY/ANNÉE: 2005 — ANNÉE APPLICABLE AU RAPPORT

3) Is the address of the registered office, and the post office box designated as the address for service by mail, if any, the same as shown on the last notice filed with the Registrar of Corporations? — YES ☑ OUI / NO ☐ NON — L'adresse du bureau enregistré ou de la boîte postale aux fins de signification par courrier sont-elles les mêmes que celles qui figurent sur le dernier avis de désignation déposé auprès du registraire des sociétés?

4) Is the current postal and street address of the head office the same as the postal and street address shown on the last notice filed with the Registrar of Corporations? — YES ☑ OUI / NO ☐ NON — L'adresse actuelle du siège social est-elle la même que celle qui figure sur le dernier avis de désignation déposé auprès du registraire des sociétés?

5) Are the current charter and regulations of the corporation the same as the charter and regulations that have been filed with the Registrar of Corporations? — YES ☑ OUI / NO ☐ NON — La charte et les règlements de la société sont-ils les mêmes que ceux qui ont été déposés auprès du registraire des sociétés?

6) Are the current directors of the corporation the same as the directors shown on the last notice filed with the Registrar of Corporations? — YES ☑ OUI / NO ☐ NON — Les administrateurs actuels de la société sont-ils les mêmes que ceux qui figurent sur le dernier avis de désignation déposé auprès du registraire des sociétés?

IF THE ANSWER TO EITHER OF THE ABOVE QUESTIONS IS "NO", THIS RETURN MUST BE ACCOMPANIED BY ALL NOTICES NECESSARY TO BRING THE RECORDS OF THE REGISTRAR UP TO DATE.

SI VOUS AVEZ RÉPONDU «NON» À L'UNE DES QUESTIONS CI-DESSUS, LE PRÉSENT RAPPORT DOIT ÊTRE ACCOMPAGNÉ DE TOUS LES AVIS DE DÉSIGNATION NÉCESSAIRES AFIN DE METTRE À JOUR LES REGISTRES DU REGISTRAIRE.

Date	Signature	Title (Director, Officer or Solicitor) Titre (Administrateur, dirigeant ou avocat)
June 14, 2005.	[signature]	President & CEO



Northwest Territories

FORM 23
BUSINESS CORPORATIONS ACT
NOTICE OF CHANGE OF DIRECTORS EXTRA-TERRITORIAL CORPORATION
FORMULE 23
LOIS SUR LES SOCIÉTÉS PAR ACTIONS
AVIS DE CHANGEMENT D'ADMINISTRATEURS D'UNE

FILED-DÉPÔT

No.: ET 5068

Date: May 25/05

DEPUTY/REGISTRAR OF CORPORATIONS
REGISTRAIRE OU REGISTRAIRE ADJOINT DES SOCIÉTÉS

1) Name of corporation — Dénomination sociale de la société

GGL DIAMOND CORP.

2) The following persons became directors of this corporation: — Les personnes suivantes sont devenues administrateurs de la présente société:

Name-Nom	Postal and street address (including postal code) Adresse (y compris le code postal)	Effective Date Date de prise d'effet
PETER J. DAWES	260 Adelaide Street East, Suite 110, Toronto, ON M5A 1N1	May 12, 2005
WILLIAM J. BODEN	4264 West 9th Avenue, Vancouver, BC V6R 2C5	May 12, 2005

3) The following persons ceased to be directors of this corporation: — Les personnes suivantes ont cessé d'être administrateurs de la présente société:

Name-Nom	Postal and street address (including postal code) Adresse (y compris le code postal)	Effective Date Date de prise d'effet
WILLIAM WOLODARSKY	3048 3RD Street S.W., Calgary, AB T2S 1V1	May 12, 2005
JOHN S. AUSTON	#2 - 5402 West Vista Court, West Vancouver, BC V7W 3H3	May 12, 2005

4) The directors of this corporation are: — Les administrateurs de la société sont:

Name-Nom	Postal and street address (including postal code) Adresse (y compris le code postal)
Raymond A. Hrkac	#44 – 2351 Parkway Boulevard, Coquitlam, BC V3E 3P2
Nick DeMare	4338 Frances Street, Burnaby, BC, V5C 2R3
William Meyer	205 - 2493 West 1st Avenue, Vancouver, BC V6K 1G5
Peter J. Dawes	260 Adelaide Street East, Suite 110, Toronto, ON M5A 1N1
William J. Boden	4264 West 9th Avenue, Vancouver, BC V6R 2C5

IMPORTANT: If required / Si exigé ☐ Schedule of additional directors is attached. / Une liste d'aministrateurs supplémentaires est jointe.

Date	Signature	Title (Director, Officer or Solicitor) Titre (Adminstrateur, dirigeant ou avocat)
May 12, 2005	[signature]	President

Exemption [illegible]

904-675 West Hastings St.
Vancouver, BC V6B 1N2
Phone: 604-688-0546
Fax: 604-688-0378

GGL Diamond Corp.

June 29, 2005.

PRESS RELEASE

GGL Prepares for Mini-Bulk Sampling of the Doyle Kimberlite Sill and Summer Drilling on the Doyle and CH Properties

VANCOUVER, British Columbia – Raymond A. Hrkac, President and CEO of GGL Diamond Corp. (TSX-V: GGL) is pleased to provide an update on the Company's diamond exploration activities in the Lac de Gras and Gahcho Kue areas of the Northwest Territories, Canada.

Doyle Project: The 100%--owned Doyle claims are situated in a highly prospective area of the Northwest Territories, adjacent to the Gahcho Kue (Kennady Lake) cluster of diamondiferous kimberlite pipes. On the Company's Doyle property a diamondiferous kimberlite still has been traced two kilometers along strike, dipping gently to the northwest and averaging two metres in thickness. To further evaluate the potential of this sill, the Company is currently placing crews and equipment on the property to begin collecting a 20 to 40 tonne mini-bulk sample for diamond analysis by dense media separation.

The summer program will also include core drilling to extend the trace of the kimberlite sill in the down-dip direction, as well as to continue to drill-test anomalies independent of the sill. A spring program of ground geophysics and a review of previous surveys over a number of areas was successful in outlining existing targets as well as revealing new anomalous area.

The result of the mini-bulk study will be used in combination with the core drill program to determine the next phase of exploration of the sill. The Doyle property as a whole contains a number of exciting target areas and the core drill program conducted this summer is designed to test only two of these. The results of these tests will aid in interpretation of the ground geophysical methods and the target selection for next year.

CH Project: The CH project area lies just to the southwest and to the west of the Lac de Gras kimberlite field, host to Canada's two diamond mines. The Company has confirmed a number of promising targets on these claims and is proceeding to conduct a core drill program in late summer to test previously defined anomalies. These are only a few of the strong targets that exist on the claims, many of which are water-based. The Company plans to proceed to continue the anomaly tests during the winter drill season.

Summer work on the CH claims will also include ground checks of select geophysical targets complemented by indicator mineral sampling. This is expected to add to the list of drill-ready targets for next winter and summer.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Susan de Stein at (604) 684-3376

GGL Diamond Corp.

904-675 West Hastings St.
Vancouver, BC V6B 1N2
Phone: 604-688-0546
Fax: 604-688-0378

June 29, 2005.

PRESS RELEASE

GGL retains Ascenta Capital Partners to provide investor relations services to the Company

VANCOUVER, British Columbia – Raymond A. Hrkac, President and CEO of GGL Diamond Corp. (TSX-V: GGL) is pleased to announce that the Company has retained Ascenta Capital Partners Inc., a Vancouver-based company specializing in corporate finance and communications, to provide the company with investor relations services.

Ascenta is a full and comprehensive provider of corporate finance and investor relations services and will assist the company in fostering productive, continuing dialogues with analysts, brokers, investors and other financial professionals.

Ascenta will receive a monthly retainer of $5,000. GGL will also issue as compensation an option to purchase 200,000 common shares at an exercise price of $0.20. The options granted will vest in accordance with applicable regulations.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Susan de Stein at (604) 684-3376.

Exemption ...


TSX
TSX venture
EXCHANGE

FORM 4G

SUMMARY FORM – INCENTIVE STOCK OPTIONS

Re: GGL DIAMOND CORP. (the "Issuer").

Month in which stock options have been granted or amended: June 2005.

This Form must be filed at the conclusion of each calendar month during which options have been granted or amended.

New Options Granted:

Name of Optionee	Date of news release disclosing grant (if applicable)	Position of Optionee (Director/ Officer /Employee/ Consultant)	Date of Grant	No. of Optioned Shares	Exercise Price	Expiry Date
Jurgen T. Lau	N/A	Officer	June 7, 2005	50,000	$0.20	June 7, 2010
Donna L. Ornstein	N/A	Officer	June 7, 2005	50,000	$0.20	June 7, 2010

Total number of optioned shares proposed for acceptance: 100,000.

- Date shareholder approval was obtained for the Stock Option Plan: May 25, 2001. The Stock Option Plan was amended January 15, 2004 to increase the number of shares reserved under the Stock Option Plan by 1,398,965 to 9,500,000 shares. This amendment was approved by the shareholders at the 2004 Annual and Special General Meeting of the Shareholders held on May 14, 2004.

- Subsequent to the grant of options presented above, state the number of shares remaining available for issuance under the plan: 950,000

Amended Options:

Name of Optionee	No. of Optioned Shares	Amended Exercise Price	Original Date of Grant	New/Current Expiry Date
N/A				

- If amendments are proposed to directors or officers options, disclose the date shareholder approval was obtained for the amendment: ______________________________.

DECLARATION

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration.

2. The Issuer has not been put on notice to have its listing transferred to NEX, pursuant to *Policy 2.5 – Tier Maintenance Requirements and Inter-Tier Movement.*

3. The Filing is either in all respects in accordance with Exchange *Policy 4.4 – Incentive Stock Options*, in effect as of the date of this Declaration, or any deviations are indicated herein.

4. As of the date of grant there were no Material Changes in the affairs of the Issuer which were not publicly disclosed.

Acknowledgement - Personal Information

"Personal Information" means any information about an identifiable individual, and includes the information contained in the tables, as applicable, found in this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6A) pursuant to this Form; and

(b) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A or as otherwise identified by the Exchange, from time to time.

Dated June 30, 2005

Raymond Hrkac

Name of Director or Senior Officer



Signature

Chief Executive Officer

Official Capacity